UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                         to
Commission File Number 001-12631

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Consolidated Graphics, Inc. Employee 401(k) Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Consolidated Graphics, Inc., 5858 Westheimer, Suite 200, Houston, Texas 77057.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

*
Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Committee
Consolidated Graphics, Inc. Employee 401(k) Savings Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 28, 2010

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008

Assets:
Investments, at fair value	$103,934,811	$84,403,411
Participants’ contributions receivable	206,219	56,479

Total assets	104,141,030	84,459,890

Liabilities:
Excess contributions payable	341,558	309,256

Total liabilities	341,558	309,256

Net assets available for benefits at fair value	103,799,472	84,150,634

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	—	2,975,801

Net assets available for benefits	$103,799,472	$87,126,435

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the years ended December 31, 2009 and 2008

	2009	2008

Investment income (loss):
Dividend and interest income	$1,313,187	$3,877,401
Net appreciation (depreciation) in fair value of investments	20,912,082	(44,419,578)

Total investment income (loss)	22,225,269	(40,542,177)

Contributions:
Employees	6,273,640	8,080,883
Rollovers from other plans	49,091	371,981

Total contributions	6,322,731	8,452,864

Total investment income (loss) and contributions	28,548,000	(32,089,313)

Deductions from net assets attributed to:
Benefits and withdrawals	11,840,524	12,014,039
Trustee fees	34,439	35,524

Total deductions	11,874,963	12,049,563

Net increase (decrease) in net assets available for benefits	16,673,037	(44,138,876)

Net assets available for benefits, beginning of year	87,126,435	131,265,311

Net assets available for benefits, end of year	$103,799,472	$87,126,435

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan
The following description of the Consolidated Graphics, Inc. (the “Company”) Employee 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 1997, as a defined contribution plan. All employees of the Company and any Affiliated Employer which has adopted the Plan, who have attained the age of 19 and completed at least one (1) month of service are eligible to participate in the Plan, except (i) union employees, unless participation in the Plan has been negotiated by a collective bargaining unit and the Company or an Affiliated Employer, (ii) non-resident aliens, (iii) leased employees, (iv) individuals classified as independent contractors, and (v) part-time, temporary or seasonal employees whose regularly scheduled service is less than 1,000 hours per year.
Administration
The Company created and appointed the members of the Retirement Committee to manage the Plan. State Street Bank and Trust serves as the Plan trustee/custodian. ADP Retirement Services is the recordkeeper for the Plan. Morgan Stanley is the Plan investment advisor.
Contributions
Each year, participants may contribute from 1% to 50% of their pretax annual compensation not to exceed the limitation set forth in Internal Revenue Code (“IRC”) Section 402(g) ($16,500 and $15,500 in 2009 and 2008, respectively). Participants may make catch-up contributions, which are pre-tax contributions that exceed the annual elective deferral limit, during any calendar year ending on or after the participant’s 50th birthday. Participants’ total catch-up contributions during 2009 and 2008 may not exceed $5,500 and $5,000, respectively. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Although the Plan holds shares of Consolidated Graphics, Inc. common stock, no participant can elect to invest additional funds in this stock after December 31, 1999.
The Plan also provides for discretionary employer matching contributions, but only the first 6% of an employee’s annual compensation is eligible to be matched. Additional amounts may also be contributed by the employer at the option of the Company’s board of directors. During 2009 and 2008, the Company made no discretionary contributions to the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (i) Plan earnings and (ii) discretionary contributions made by the Company, if any, and charged with an allocation of administrative expenses. Allocations are based on participants’ compensation or account balances, as described in the Plan. Upon the occurrence of a distribution event, the benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan, continued
Vesting
Participants are immediately vested in their elective contributions, plus any earnings on such contributions and any qualified employer matching contributions. The vesting of certain discretionary employer contributions plus any earnings thereon is based on years of continuous service accrued by the participant while in covered employment. A participant vests at a rate of 20% per year until fully vested after five years of credited service.
Participant Loans
Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the current Wall Street prime rate, re-determined monthly, plus 1%, with the resulting interest rate fixed over the term of the loan. Principal and interest payments are made by means of payroll withholdings according to the terms of the respective promissory note.
Payment of Benefits
Upon termination of employment, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or to have the account balance distributed in installments.
Forfeited Accounts
All employer contributions, if any, that are credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account. Forfeitures are generally used to pay Plan expenses or to reduce employer contributions. Although the Plan allows for discretionary matching contributions by the Company, no matching contributions have been contributed to participants. Thus, forfeitures do not normally occur in the Plan. However, other plans which have merged into the Plan may have forfeiture balances which are transferred into the Plan. Forfeiture balances were $38,105 and $40,675 at December 31, 2009 and 2008, respectively, and $2,070 and $8,944 were used to pay administrative expenses during the years ended December 31, 2009 and 2008, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any previously non-vested account balances.
Administrative Expenses
All administrative fees of the Plan may be paid by the Company or the Plan with the exception of loan set-up and maintenance fees which are paid by participants. Fees paid by the Company on behalf of the Plan were $17,308 and $14,473 for the years ended December 31, 2009 and 2008, respectively.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies
Financial Accounting Standards Board Codification
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles” (“GAAP”). The FASB Accounting Standards Codification TM, (“Codification” or “ASC”) became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168 is effective for all financial statements issued for interim and annual periods ending after September 15, 2009. On the effective date of SFAS 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative.
Following SFAS 168, the FASB will no longer issue new standards in the form of Statements, FASB Staff Positions (“FSP”), FASB Interpretations (“FIN”), or Emerging Issues Task Force Abstracts (“EITF”); instead, it will issue Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right; rather, these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. SFAS No. 168 is incorporated in ASC Topic 105, Generally Accepted Accounting Principles. The Plan adopted SFAS No. 168 for the year ended December 31, 2009.
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
As described in ASC 946-210-45, Other Presentation Matters for Fully Benefit Responsive Investment Contracts, (formerly FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the ASC, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies, continued
Recent Accounting Pronouncements
In September 2006, the FASB issued ASC Topic 820, Fair Value Measurements and Disclosures (formerly known as SFAS No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 was effective for the Plan on January 1, 2008; however, its adoption did not have a significant impact on the Plan’s financial statements.
In May 2009, the FASB issued ASC Topic 855, Subsequent Events (formerly known as SFAS 165, Subsequent Events), which establishes general standards of accounting for and disclosure of events that occur after the date of the Statement of Net Assets Available for Benefits but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the date of the Statement of Net Assets Available for Benefits during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the date of the Statement of Net Assets Available for Benefits in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the date of the Statement of Net Assets Available for Benefits. ASC Topic 855 was effective for the Plan for the year ended December 31, 2009; however, its adoption did not have a significant impact on the Plan’s financial statements.
Risks and Uncertainties
The Plan provides for various investment options. These investment options are exposed to market risk, which generally means the risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Investment Valuation
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end, and the Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The Plan invests in a unitized common stock fund. The common stock fund invests primarily in the Company’s common stock, which is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies, continued
Net Appreciation (Depreciation) in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.
Benefit Payments
Benefits are recorded when paid.
Reclassifications
Certain items in the 2008 financial statements have been reclassified to conform to the 2009 financial statement presentation. Such reclassifications had no effect on net assets or the change in net assets.
3.	Investments
The following investments each represent five percent or more of the Plan’s net assets at December 31, 2009 and 2008:

	2009	2008

Morgan Stanley Liquid Asset Fund	$14,710,700	$	*
Morgan Stanley Focus Growth Fund-I	12,752,248		7,711,168
Morgan Stanley S&P 500 Index Fund-I	8,862,900		7,216,898
Oppenheimer Global Fund-A	8,309,694		6,437,073
ING International Value Fund-A	7,232,753		6,132,758
Davis New York Venture Fund-A	6,286,233		5,453,117
Calvert Income Fund-A	*		4,639,827
Morgan Stanley Stable Value Fund	*		13,438,372
Investments less than 5% of the Plan’s net assets	45,780,283		33,374,198

Total investments	$103,934,811		$84,403,411

*	Less than 5% of Plan assets in the period indicated.
During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Registered investment companies (mutual funds)	$20,261,886	$(43,004,239)
Common collective trust	(3,427)	—
Consolidated Graphics, Inc. common stock fund	653,623	(1,415,339)

Net appreciation (depreciation) in fair value of investments	$20,912,082	$(44,419,578)

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
4.	Fair Value Measurements
ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.
Money market funds: The fair value of these securities is based on the fair value of the underlying securities within the fund, which represents the NAV of the shares held by the Plan at year-end.
Common collective trust: Valued at fair value based on information reported in the audited financial statements of the collective trust at year-end.
Company common stock fund: Valued at fair value using the closing price of CGX common stock reported on the New York Stock Exchange plus the fair value of the short-term investment fund.
Participant loans: Valued at amortized cost, which approximates fair value.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
4.	Fair Value Measurements, continued
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$33,654,518	$—	$—	$33,654,518
Value funds	21,078,886	—	—	21,078,886
Blended funds	18,166,085	—	—	18,166,085
Bond funds	4,952,936	—	—	4,952,936
Government funds	4,194,053	—	—	4,194,053
Target-date funds	2,320,058	—	—	2,320,058

Total mutual funds	84,366,536	—	—	84,366,536

Money market funds	—	14,710,700	—	14,710,700
Company common stock fund	—	1,907,308	—	1,907,308
Participant loans	—	—	2,950,267	2,950,267

Total assets at fair value	$84,366,536	$16,618,008	$2,950,267	$103,934,811

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
4.	Fair Value Measurements, continued

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$23,080,474	$—	$—	$23,080,474
Value funds	18,045,567	—	—	18,045,567
Blended funds	14,436,353	—	—	14,436,353
Bond funds	4,639,827	—	—	4,639,827
Government funds	3,996,944	—	—	3,996,944
Target-date funds	1,206,079	—	—	1,206,079

Total mutual funds	65,405,244	—	—	65,405,244

Money market funds	—	774,413	—	774,413
Common collective trust	—	13,438,372	—	13,438,372
Company common stock fund	—	1,359,082	—	1,359,082
Participant loans	—	—	3,426,300	3,426,300

Total assets at fair value	$65,405,244	$15,571,867	$3,426,300	$84,403,411

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008:

	2009	2008

Balance, beginning of year	$3,426,300	$3,030,449

Purchases, sales, issuances and settlements, net	(476,033)	395,851

Balance, end of year	$2,950,267	$3,426,300

5.	Party-in-Interest Transactions
The Plan invests in participant loans and in mutual funds and a common collective trust established and operated by Morgan Stanley, the Plan’s investment advisor, and has investments in the Company’s common stock. These transactions qualify as party-in-interest transactions, as defined by ERISA. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
6.	Tax Status
The Plan is based on a non-standardized prototype plan. The prototype plan received an opinion letter from the Internal Revenue Service dated March 31, 2008. The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC of 1986, as amended, and accordingly, that the trust maintained in connection with the Plan is tax-exempt.
7.	Excess Contributions Payable
The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 2009 and 2008 Plan years. To comply with such nondiscrimination test, the Plan made required distributions of excess contributions of $341,558 and $309,256, which includes any income/loss attributable thereto, to highly compensated employees by March 15, 2010 and 2009, respectively.
8.	Reconciliation of Plan Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$103,799,472	$87,126,435

Excess contributions payable from current year	341,558	309,256
Contributions receivable from current year	(206,219)	(56,479)
Deemed distributed loans	(272,293)	—

Net assets available for benefits per Form 5500	$103,662,518	$87,379,212

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$16,673,037	$(44,138,876)

Excess contributions payable from current year	341,558	309,256
Contributions receivable from prior year	56,479	63,964
Contributions receivable from current year	(206,219)	(56,479)
Excess contributions payable from prior year	(309,256)	(617,513)
Deemed distributed loans	(272,293)	—

Net increase (decrease) in net assets available for plan benefits per Form 5500	$16,283,306	$(44,439,648)

SUPPLEMENTAL SCHEDULE

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
EIN: 76-0190827
PN: 010

	(b) Identity of Issue,	(c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(e) Market
(a)	Similar Party	Collateral, Par or Maturity Value	Value*

**	Morgan Stanley	Money Market Fund - Liquid Asset Fund	$14,710,700	***
**	Morgan Stanley	Mutual Fund - Focus Growth Fund-I	12,752,248	***
**	Morgan Stanley	Mutual Fund - S&P 500 Index Fund-I	8,862,900	***
	Oppenheimer	Mutual Fund - Global Fund-A	8,309,694	***
	ING	Mutual Fund - International Value Fund-A	7,232,753	***
	Davis	Mutual Fund - New York Venture Fund-A	6,286,233	***
	Calvert	Mutual Fund - Income Fund-A	4,952,936
	Franklin	Mutual Fund - Small-Mid Cap Growth Fund-A	4,635,639
	Van Kampen	Mutual Fund - Growth & Income Fund-A	4,231,954
	Franklin	Mutual Fund - Balance Sheet Investment Fund-A	4,045,092
	Van Kampen	Mutual Fund - Mid Cap Growth Fund-A	3,406,048
	Van Kampen	Mutual Fund - Equity & Income Fund-A	3,117,906
	Davis	Mutual Fund - Opportunity Fund-A	2,901,201
**	Morgan Stanley	Mutual Fund - U.S. Government Securities Trust-I	2,499,400
	Virtus	Mutual Fund - Mid Cap Value Fund-A	2,451,181
**	Morgan Stanley	Mutual Fund - Strategist Fund-I	2,399,290
**	Consolidated Graphics, Inc.	Company Common Stock Fund – Consolidated Graphics, Inc.	1,907,308
	American Century	Mutual Fund - Government Bond Fund-Advisors	1,694,653
	Pioneer	Mutual Fund - Oak Ridge Small Cap Growth Fund-A	1,260,416
**	Morgan Stanley	Mutual Fund - Special Value Fund-I	617,662
	AllianceBernstein	Mutual Fund - 2020 Retirement Strategy Fund-A	609,078
	AllianceBernstein	Mutual Fund - 2025 Retirement Strategy Fund-A	510,404
	Alger	Mutual Fund - Small Cap Growth Institutional Fund-I	389,272
	AllianceBernstein	Mutual Fund - 2050 Retirement Strategy Fund-A	352,961
	AllianceBernstein	Mutual Fund - 2015 Retirement Strategy Fund-A	230,686
	AllianceBernstein	Mutual Fund - 2035 Retirement Strategy Fund-A	209,976
	AllianceBernstein	Mutual Fund - 2030 Retirement Strategy Fund-A	135,329
	AllianceBernstein	Mutual Fund - 2045 Retirement Strategy Fund-A	122,581
	AllianceBernstein	Mutual Fund - 2040 Retirement Strategy Fund-A	90,525

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009
EIN: 76-0190827
PN: 010

	(b) Identity of Issue,	(c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(e) Market
(a)	Similar Party	Collateral, Par or Maturity Value	Value*

	AllianceBernstein	Mutual Fund - 2010 Retirement Strategy Fund-A	34,062
	AllianceBernstein	Mutual Fund - 2000 Retirement Strategy Fund-A	23,498
	AllianceBernstein	Mutual Fund - 2005 Retirement Strategy Fund-A	958
**	Participant Loans	Loans bearing interest at rates ranging from 4.25% to 10.5% per year	2,950,267

			$103,934,811

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

SIGNATURE
PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Consolidated Graphics, Inc. Employee 401(k) Savings Plan
By:	/s/ Jon C. Biro
Jon C. Biro
Member of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan Retirement Committee
Date: June 29, 2010

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm